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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   -----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the fiscal year ended December 31, 1997

                                       OR

[  ]     TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934.

         For the transition period from _____ to _____

                           Commission File No. 1-12381



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       LINENS 'N THINGS, INC. 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             LINENS 'N THINGS, INC.
                                 6 Brighton Road
                            Clifton, New Jersey 07015





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                              REQUIRED INFORMATION

The following financial statements of the Linens 'n Things, Inc. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

                       LINENS 'N THINGS, INC. 401(k) PLAN

                       Financial Statements and Schedules

                                December 31, 1997

                  (With Independent Auditors' Report Thereon)


                                      Index

Independent Auditors' Report

Statement of Net Assets Available for Plan Benefits - December 31, 1997

Statement of  Changes  in Net Assets  Available  for Plan  Benefits - Year ended
    December 31, 1997

Notes to Financial Statements

                                                                        Schedule

Item 27(a) - Schedule of Assets Held for Investment  Purposes -
     December 31, 1997                                                         1

Item 27(d) - Schedule of Reportable Transactions - Year ended
     December 31, 1997                                                         2

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator and Trustee
Linens 'n Things, Inc. 401(k) Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Linens 'n Things, Inc. 401(k) Plan as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and the changes in net assets available for plan benefits for year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG LLP

August 31, 1998

                       LINENS 'N THINGS, INC. 401(K) PLAN

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1997
Assets:
      Investments  managed  by the Bank of New York -
        mutual funds at fair value (note 4):
                Principle Protection Fund                            $          523,302
                Intermediate Return Fund                                      1,446,141
                Maximum Appreciation Fund                                     1,494,365
                Fidelity Growth & Income Fund                                 4,011,474
                Retirement Preservation Trust                                 3,107,139
                American Europacific Fund                                       616,100
                Collective Short Term Investment Fund                            33,311
                                                                         ---------------
                      Total investments                                      11,231,832

Loans to participants                                                           319,316
                                                                         ---------------

                      Net assets available for plan benefits         $       11,551,148
                                                                         ===============

See accompanying notes to financial statements.


                                                                          LINENS 'N THINGS, INC. 401(K) PLAN
                                                            Statement of Changes in Net Assets Available for Plan Benefits
                                                                             Year ended December 31, 1997


                                                Principal                        Maximum        Fidelity       Retirement
                                               Protection      Intermediate    Appreciation     Growth &      Preservation
                                                  Fund         Return Fund        Fund        Income Fund         Fund
                                               ------------    ------------    ------------   -------------   -------------
Additions to net assets attributed to:
     Investment income:
        Interest and dividends               $           -               -               -         164,796         176,099
        Net appreciation (depreciation) in
         fair value of investments                  40,387         146,540         200,448         476,925               -
        Realized gain                                5,521          17,618          45,276          28,512               -
     Transfer from other plan (note 1)             389,121       1,025,275       1,160,224       2,313,482       2,876,028
     Contributions:
        Rollover contributions                      43,659          82,461          39,639          77,810          20,097
        Participants'                               62,497         190,504         187,066         507,325         415,021
        Employer's                                  51,335         163,130         157,503         390,470         346,800
                                               ------------    ------------    ------------   -------------   -------------

           Total additions                         592,520       1,625,528       1,790,156       3,959,320       3,834,045
                                               ------------    ------------    ------------   -------------   -------------

Deductions from net assets attributed to:
     Benefits paid to participants                       -               -               -               -               -
     Administrative expenses                         5,460          14,426          15,702               -               -
     Withdrawals                                         -               -               -               -               -
                                               ------------    ------------    ------------   -------------   -------------

           Total deductions                          5,460          14,426          15,702               -               -
                                               ------------    ------------    ------------   -------------   -------------

Interfund transfers                                (63,758)       (164,961)       (280,089)         52,154        (726,906)
                                               ------------    ------------    ------------   -------------   -------------

         Net increase, representing net
         assets at end of period             $     523,302       1,446,141       1,494,365       4,011,474       3,107,139
                                               ============    ============    ============   =============   =============



                                                                  Collective
                                                   American       Short Term
                                                  Europacific     Investment      Participant
                                                     Fund            Fund            loans          Total
                                                  ------------    ------------    ------------   -------------
Additions to net assets attributed to:
     Investment income:
        Interest and dividends               $          9,462           4,152          17,665         372,174
        Net appreciation (depreciation) in
         fair value of investments                    (27,219)              -               -         837,081
        Realized gain                                  38,423               -               -         135,350
     Transfer from other plan (note 1)                332,503          21,464         235,847       8,353,944
     Contributions:
        Rollover contributions                         18,384               -               -         282,050
        Participants'                                 102,400               -               -       1,464,813
        Employer's                                     73,325             145               -       1,182,708
                                                  ------------    ------------    ------------   -------------

           Total additions                            547,278          25,761         253,512      12,628,120
                                                  ------------    ------------    ------------   -------------

Deductions from net assets attributed to:
     Benefits paid to participants                          -         779,615               -         779,615
     Administrative expenses                                -         126,298               -         161,886
     Withdrawals                                            -         135,471               -         135,471
                                                  ------------    ------------    ------------   -------------

           Total deductions                                 -       1,041,384               -       1,076,972
                                                  ------------    ------------    ------------   -------------

Interfund transfers                                    68,822       1,048,934          65,804               -
                                                  ------------    ------------    ------------   -------------

         Net increase, representing net
         assets at end of period             $        616,100          33,311         319,316      11,551,148
                                                  ============    ============    ============   =============


See accompanying notes to financial statements.

                       LINENS 'N THINGS, INC. 401(K) PLAN

                          Notes to Financial Statements

                                December 31, 1997


(1)      PLAN DESCRIPTION

         The following description of the Linens 'n Things, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         (A)      BACKGROUND

                  The Plan is a participant directed, defined contribution plan established as of December 1, 1996. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the Plan Committee) appointed by Linens 'n Things, Inc. (the Company or Plan Sponsor). In accordance with the provisions of the Plan, the Plan Committee is also the Administrator (the Administrator) and has appointed The Bank of New York as the Trustee (the Trustee). The Administrator maintains participant account records and instructs the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Committee. The Trustee also reports to the Plan's management regarding investments and changes in these investments.

                  The Company was a wholly-owned  subsidiary of CVS  Corporation
                  (CVS) until November 26, 1996, when the Company completed an initial public offering (IPO). Prior to the IPO, the employees of the Company participated in CVS' 401(k) profit sharing plan. Subsequent to the IPO, the Company established the Plan and the net assets of its employees totaling $8,353,944, were transferred to the Plan in 1997. As of December 31, 1996, there were no assets held in the Plan.

         (B)      ELIGIBILITY

                  Eligible employees become a participant in the Plan at the beginning of the first payroll period of the first month following completion of a year of service with at least 1,000 hours worked and attaining age 21. Participants in the CVS 401(k) profit sharing plan were automatically eligible to participate in the Plan.

         (C)      EMPLOYEE CONTRIBUTIONS

                  Each year participants may contribute up to 15% of pretax annual compensation, not to exceed $9,500 in 1997. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

         (D)      EMPLOYER CONTRIBUTIONS

                  Employer matching contributions are equal to 100% of the first 6% of the employee contributions. Matching contributions made by the Company in 1997 were $1,182,708. Contributions are subject to certain limitations as specified in Plan documentation.

         (E)      INVESTMENT OPTIONS

                  Upon enrollment in the Plan or at select intervals thereafter, a participant may elect to direct contributions or investment balances within six investment options - three individual funds and three lifestyle funds. Lifestyle funds are pre-mixed investment choices that provide diversification within one fund. The following is a brief description of each investment option:

                           INTERNATIONAL EQUITY FUND

                           American Europacific Fund

                           This mutual fund invests primarily in stocks and debt obligations of companies and governments outside the United States, primarily Europe or the Pacific Basin.

                           GROWTH AND INCOME FUND

                           Fidelity Growth & Income Fund

                           This mutual fund's objective is to seek capital appreciation and current income. The fund invests primarily in stocks of companies that pay current dividends and offer potential growth of earnings.

                           STABLE VALUE FUND

                           Retirement Preservation Fund

                           This fund seeks to preserve capital and to provide current income at levels that are typically higher than those provided by money market funds. Its investments consist of guaranteed investment contracts issued by a diversified group of banks, insurance companies and financial services companies. Its portfolio may also include high-quality money market securities.

                           LIFESTYLE FUNDS

                           Aggressive Lifestyle Fund - Maximum Appreciation Fund

                           This lifestyle fund is a collective fund designed for individuals with long-term goals. It invests 10% of its money in bonds, 80% in stock and 10% in stable-value (low-risk) investments.

                           Moderate Lifestyle Fund - Intermediate Return Fund

                           This lifestyle fund is a collective fund designed for individuals with intermediate-term goals. It invests 20% of its money in bonds, 40% in stocks and 40% in stable-value (low risk) investments.

                           Conservative  Lifestyle  Fund - Principal  Protection
                           Fund

                           This lifestyle fund is a collective fund designed for individuals with short-term goals. It invests 10% of its money in bonds, 20% in stocks and 70% in stable-value (low risk) investments.

         (F)      PARTICIPANTS' ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocations of investment income or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (G)      VESTING

                  Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service. A participant is 50% vested after 3 years and 100% vested after five years of credited service.

         (H)      PAYMENT OF BENEFITS

                  Upon reaching normal retirement (age 65 or age 55 with 10 years of vested service) or upon permanent disability, all amounts credited to a participant's account become distributable. Distributions will be made as soon as administratively feasible, following a participant's request, and will be made in a lump-sum cash payment.

                  Upon a participant's death, the participant's beneficiary is entitled to 100% of the participant's vested account balance.

                  Upon termination of service, the Administrator will direct the Trustee to pay to the participant his or her benefit in an immediate lump sum or a deferred lump sum, if certain criteria are met.

         (I)      FORFEITURES

                  Upon a participant's termination date, and prior to the time the participant becomes vested in his or her account, the non-vested portion, if any, shall be forfeited. These accounts will be used to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, to pay administrative expenses, or to reduce employer contributions.

         (J)      ADMINISTRATIVE EXPENSES

                  All administrative expenses are paid by the Plan.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A)      BASIS OF PRESENTATION

                  The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits of the Plan and the changes in those net assets in conformity with generally accepted accounting principles.

         (B)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of change in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

         (C)      INVESTMENTS

                  Purchases and sales of investments are recorded on a trade-date basis. Investment income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Each investment fund is stated at the market value on the last business day of the Plan year as reported by the Trustee, which is based on the market value of the underlying securities based on quotations from national security exchanges.

(3)      LOANS TO PLAN PARTICIPANTS

         Under the terms of the Plan, participants may obtain loans from the Plan, utilizing funds accumulated in their accounts. The minimum amount which may be borrowed is $1,000. Participants can borrow up to a maximum of 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous 12 months.

         The loans are repaid to the Plan through after-tax payroll deductions. The term of the loan is arrived at by mutual agreement between the Plan Committee and the participant, but may not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant.

(4)      INVESTMENTS

         At December 31, 1997, the Plan's assets were allocated among six investment options as disclosed in note l(e). The investment options are administered by independent investment managers. Employee asset allocations that are awaiting processing are temporarily invested in the Collective Short Term Investment Fund. This fund is also used to account for and administer participants' loans. The loan repayments and interest earned are allocated to each of the investment funds based upon the participant's contribution election percentages.

(5)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company were to terminate the Plan, all participants in the Plan would become fully vested.

(6)      FEDERAL INCOME TAXES

         The Administrator submitted an application and plan document to the Internal Revenue Service for a letter of determination stating that the Plan qualifies as exempt from federal income taxes. In the opinion of the Administrator, the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and the trust is exempt from federal income taxes under Section 501(a) of the Code.

                                                                      Schedule 1


                       LINENS 'N THINGS, INC. 401(k) PLAN

          Item 27(a) - Schedule of Assets held For Investment Purposes

                                December 31, 1997


                                                                                                     Fair
                   Description                          Units                    Cost               Value
                   -----------                          -----                    ----               -----
Investments - managed by the Bank of
 New York - mutual funds:
  Principal Protection Fund                                 35,916        $       482,914             523,302
  Intermediate Return Fund                                  88,395              1,299,601           1,446,141
  Maximum Appreciation Fund                                 80,515              1,293,917           1,494,365
  Fidelity Growth & Income Fund                            105,288              3,534,549           4,011,474
  Retirement Preservation Fund                           3,107,139              3,107,139           3,107,139
  American Europacific Fund                                 23,678                643,320             616,100
  Collective Short Term Investment Fund                     33,311                 33,311              33,311
*Loans to participants                                          --                319,316             319,316
                                                       ===========        ===============        ============

                                                                          $    10,714,067          11,551,148
                                                                          ===============        ============


*Party in interest.

See accompanying independent auditors' report.

                                                                      Schedule 2

                       LINENS 'N THINGS, INC. 401(k) PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1997



                                                                                                                         Realized
          Type of                                                                                                          Gains
        Transaction               Units              Description                             Cost          Proceeds      (losses)
        -----------               -----              -----------                             ----          --------      --------
Single transactions:
   Purchase                         71,302    Intermediate Return Fund                  $   1,025,275         --            --
   Purchase                         74,240    Maximum Appreciation Fund                     1,160,224         --            --
   Purchase                         72,873    Fidelity Growth & Income Fund                 2,313,482         --            --
   Purchase                      2,876,028    Retirement Preservation Fund                  2,876,028         --            --
Cumulative transactions:
   Purchases                       104,383    Intermediate Return Fund                      1,531,342         --            --
   Purchases                       111,477    Maximum Appreciation Fund                     1,777,812         --            --
   Purchases                       119,671    Fidelity Growth & Income Fund                 3,997,300         --            --
   Purchases                     4,036,716    Retirement Preservation Fund                  4,036,716         --            --
   Purchases                        28,090    American Europacific Fund                       763,043         --            --
   Purchases                     3,880,664    Collective Short Term Investmend Fund         3,880,664         --            --
   Sales                           929,577    Retirement Preservation Fund                    929,577          929,577      --
   Sales                         3,847,799    Collective Short Term Investment Fund         3,847,799        3,847,799      --
                                                                                          ===========    =============  ======


See accompanying independent auditors' report.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       LINENS 'N THINGS, INC. 401(k) PLAN
                                       (Name of Plan)


                                          BRIAN D. SILVA
Date:    February 5, 1999           By: ______________________________________
                                          Brian D. Silva
                                          Senior Vice President, Human Resources